The following links provide some examples of newer developments related to the world's food production, consumption and delivery.



Top 7 Vertical Farming Companies

https://www.growpodsolutions.com/top-7-vertical-farming-companies/

Hydroponics Farming: Companies Disrupting Indoor Agriculture

https://stories.pinduoduo-global.com/agritech-hub/hydroponics-companies-disrupting-indoor-farming

GROUNDBREAKING: Plant Based Food Market To Skyrocket To $162 Billion, Says Bloomberg

https://plantbasednews.org/news/economics/plant-based-market-skyrocket/

Recirculating Aquaculture Systems (RAS)

https://en.wikipedia.org/wiki/Recirculating_aquaculture_system

Grocery Stores Are Turning Some Locations Into 'Dark Stores' Dedicated To Delivery Orders

https://www.delish.com/food-news/a32174531/what-are-dark-stores/

Can Upcycled Foods Make a Meaningful Impact on Food Waste?

https://foodprint.org/blog/upcycled-foods/

Why do we need to change our food system? (United Nations video)

https://youtu.be/VcL3BQeteCc

Revenue of the food market worldwide between 2012 to 2025

https://www.statista.com/forecasts/1243605/revenue-food-market-worldwide

HEARTFOODS™